07007558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 30 2007
WASH, D.C. 186

OMB APPROVAL
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SEC FILE NUMBER
8- 34033

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
K. W. BROWN & COMPANY D/B/A K. W. BROWN INVESTMENTS

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

401 W Linton Blvd., Suite #202
(No. and Street)

Delray Beach (City) Florida (State) 33444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WENDY BROWN (561) 393-6900
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, PA
(Name -- if individual, state last, first and middle name)

7075 GRENVILLE ROAD, TALLAHASSEE, FL 32309
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH W. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K.W. BROWN & COMPANY D/B/A K.W. BROWN INVESTMENTS, as of MARCH 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chm
Title

Notary Public

Jerry Desiderio
Commission # DD528904
Expires: MAR. 14, 2010
www.AaronNotary.com

NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

* (a) Facing page.
* (b) Statement of Financial Condition.
* (c) Statement of Income (Loss).
* (d) Statement of Changes in Financial Condition.
* (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
* (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
* (g) Computation of Net Capital.
* (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
* (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
* (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

* (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

* (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRUCE D. SOULE, CPA, PA

7075 Grenville Road
Tallahassee, FL 32309

(850) 894-3135 Office
(850) 894-3155 Fax

INDEPENDENT AUDITOR'S REPORT

Stockholders
K. W. Brown & Company
D/B/A K. W. Brown Investments
Delray Beach, Florida

I have audited the accompanying balance sheet of **K.W. Brown & Company D/B/A K. W. Brown Investments** as of March 31, 2007 and 2006, and the related statements of income and retained earnings, changes in stockholders' equity, cash flow, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K.W. Brown & Company D/B/A K. W. Brown Investments as of March 31, 2007 and 2006, and the results of its operations and its cash flow for the years then ended, in conformity with accounting principles generally accepted in the United States applied on a consistent basis.

BRUCE D. SOULE, CPA, PA

Bruce Soule, CPA, PA

Certified Public Accountant

May 22, 2007

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

BALANCE SHEET

MARCH 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS:		
Cash	$ 571 305	$ 904 811
Commissions receivable	30 025	134 854
Inventory of securities owned	106 270	73 190
Trade date adjustment	-0-	4 713
Income tax receivable	-0-	3 017
Total current assets	707 600	1 120 585
REAL ESTATE, FURNITURE & EQUIPMENT	153 148	277 688
Less accumulated depreciation	100 823	217 406
Net furniture and equipment	52 325	60 282
Total assets	$ 759 925	$1 180 867

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES:		
Accounts payable	$ 46 728	$ 47 701
Accrued expenses	29 900	175 873
Margin account	-0-	19 467
Contingent arbitration award liability	444 830	391 430
Deferred income taxes	-0-	103 142
Total current liabilities	521 458	737 613
STOCKHOLDERS' EQUITY:		
Common stock - $5.00 par value; 100 shares Authorized, issued and outstanding	500	500
Additional paid-in capital	199 485	199 485
Retained earnings	38 482	243 269
Total stockholders' equity	238 467	443 254
Total liabilities and stockholders' equity	$ 759 925	$1 180 867

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	2007	2006
REVENUES		
Commissions	$1 006 760	$ 1 692 409
Gains on investment transactions	618 411	934 379
Other income	130 711	17 043
Total gross revenues	1 755 882	2 643 831
EXPENSES		
Clearing charges	181 090	421 919
Salaries	1 027 973	1 415 566
Arbitration expense	60 944	184 593
Professional fees	211 505	124 585
Other expenses	582 299	632 725
Total expenses	2 063 811	2 779 388
INCOME (LOSS) BEFORE INCOME TAXES	(307 929)	(135 557)
PROVISION FOR INCOME TAXES	(103 142)	(43 370)
NET INCOME (LOSS)	(204 787)	(92 187)
RETAINED EARNINGS - Beginning of year	243 269	335 456
RETAINED EARNINGS - End of year	$ 38 482	$ 243 269

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance - March 31, 2005	100	$ 500	$ 199 485	$ 335 456	$ 535 441
Net income for the year ended March 31, 2006				(92 187)	(92 187)
Balance – March 31, 2006	100	500	199 485	243 269	443 254
Net income (loss) for the year ended March 31, 2007				(204 787)	(204 787)
Balance – March 31, 2007	100	$ 500	$ 199 485	$ 38 482	$ 238 467

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES:		
Gross revenues received	$1 832 009	$2 637 758
Salaries paid	1 161 026	1 312 387
Clearing charges	181 090	421 919
Other expenses	744 327	851 896
Interest	1 432	2 014
Taxes	64 126	74 254
Cash used in operating activities	2 152 001	2 662 470
Net cash flow (used in) operating activities	(319 992)	(24 712)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of equipment/furniture/leaseholds	(9 136)	(33 185)
Cash disbursed in investing activities	(9 136)	(33 185)
Net cash flow from (used in) investing activities	(9 136)	(33 185)
CASH FLOW FROM FINANCING ACTIVITIES:		
Interest and dividends	28 702	17 043
Decrease (Increase) in inventory	(33 080)	147 143
Cash provided by (used in) financing activities	(4 378)	164 186
Net cash flow from (used in) financing activities	(4 378)	164 186
INCREASE (DECREASE) IN CASH	(333 506)	106 289
CASH AT BEGINNING OF YEAR	904 811	798 522
CASH AT END OF YEAR	$ 571 305	$ 904 811

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CASH FLOW (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	2007	2006
RECONCILIATION OF NET INCOME TO NET CASH FLOW PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net Income (loss)	$ (204 787)	$ (92 187)
Adjustments to reconcile net income to net cash Provided by (used in) operating activities		
Depreciation	17 093	16 536
Interest & dividends	(28 702)	(17 043)
(Increase) decrease in:		
Commissions receivable	104 829	(6 073)
Trade date adjustment	4 713	26 739
Advances	-0-	15 427
Income tax receivable	3 017	(3 017)
Increase (decrease) in:		
Accounts payable	(973)	23 244
Accrued expenses	(145 973)	66 395
Cash overdraft	-0-	(78 687)
Margin account	(19 467)	(71 885)
Contingent arbitration award liability	53 400	139 210
Deferred income taxes	(103 142)	(37 522)
Income taxes payable	-0-	(5 849)
Net cash flow provided by (used in) operating activities	$ (319 992)	$ (24 712)

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

SUBORDINATED LIABILITIES AT MARCH 31, 2005	-0-
Changes during the year ended March 31, 2006	-0-
SUBORDINATED LIABILITIES AT MARCH 31, 2006	-0-
Changes during the year ended March 31, 2007	-0-
SUBORDINATED LIABILITIES AT MARCH 31, 2007	$ -0-

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on April 17, 1985 as FWG Financial Corp. On July 25, 1985 the name of the Company was changed to Three Thousand Financial Group, Inc. On September 10, 1986 the name of the Company was changed to K. W. Brown & Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. Ameritrade, Inc. with a change on May 22, 2006 to Southwest Securities, Inc. provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company has authorized and issued 100 shares of common stock, $5 par value, and is authorized to issue 6,000 shares, $8.50 Class A Preferred stock, $1 par value; and 5,000 shares of 10% Class B Preferred stock, $1000 par value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECOGNITION OF COMMISSION INCOME - Securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

CASH AND CASH EQUIVALENTS - The cash on the balance sheet consists primarily of various accounts at Southwest Securities, the clearing broker for the firm. The balance also exceeds the insured amount of SIPC, but the amount of cash varies greatly with the trading activity and positions of the firm. It is felt that Southwest Securities is a quality financial institution and the amount of credit exposure is believed to be limited.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on a straight line basis over a period generally not to exceed five years. Leasehold improvements were being depreciated over the life of the leases which was 24 or 30 months.

Property and equipment at March 31, 2007	
Condo	$ 31 400
Furniture and equipment	65 794
Computer equipment	32 472
Leasehold improvements	14 481
Sign	9 000
Total at cost	153 147
Less accumulated depreciation	100 822
Net property and equipment	$ 52 325

NOTE 3 - INVENTORY OF SECURITIES OWNED

The inventory of securities owned as of March 31, 2007 and 2006 is valued at fair market value.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis. As of March 31, 2007 and 2006, the net capital ratio was 3.56:1 and 1.74:1, respectively, and net capital was $146,370 and $352,773, respectively, which exceeded the minimum net capital requirement by $46,370 and $252,773, respectively.

NOTE 5 - LITIGATION

The Company is presently involved in potentially assertive claims and arbitrations arising out of the normal course of its business over securities transactions, which in the opinion of the Company, based upon knowledge of facts, will not result in a material adverse effect on the Company's financial position, except as has been provided for in these financial statements by a contingent arbitration awards liability of $444,830 as of March 31, 2007 and $391,430 as of March 31, 2006.

One of the complaints was filed by the Securities and Exchange Commission on April 27, 2005. The complaint alleges improper allocation of executed trades between firm trading and customer accounts, lack of adequate internal controls, book and record validations, and conflicts of interest. The firm disputes these charges. A hearing is scheduled for September 2007.

NOTE 6 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The amount of rent paid for the years ended March 31, 2007 and 2006 was $75,747 and $77,520 respectively.

The Company has entered into a new office space lease at approximately $5,870 per month expiring February 28, 2008. The lease contains four one year options to extend as the current rate plus the CPI annual increase.

The Company has also entered into a lease on a month to month basis, for an office in St. Martin of the Netherlands Antilles.

NOTE 6 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (CONTINUED)

The two executive officers of the Company are also the two directors the Company and they are the grantors and trustees of a trust which owns 100% of the outstanding shares of the Company. The beneficiaries of that trust are the children of the two executive officers.

Lease obligations for the next five years:

March 31, 2008	$64,570
March 31, 2009	$ -0-
March 31, 2010	$ -0-
March 31, 2011	$ -0-
March 31, 2012	$ -0-
	$64,570

NOTE 7 - INCOME TAXES

Deferred tax assets and liabilities are to be recognized for the future tax consequence attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss carrybacks.

The income taxes payable are $ -0- and $ -0- as of March 31, 2007 and 2006, respectively.

The results of operations for the fiscal years ended March 31, 2007 and March 31, 2006 show a loss sufficient to recover taxes paid in March 31, 2005 in the amount of $3,017. It also leaves a net operating loss carryover of approximately $75,000 which will carryover until used or March 31, 2027. The tax benefits of the loss have been used to reduce the deferred income tax liability for the timing difference mentioned in paragraph one of this note.

A deferred tax asset for the future tax benefit of the net operating losses was recorded this year in the amount of $25,000. Due to the increasing size of the net operating loss, a valuation allowance in the amount of $25,000 has also been recorded. The company will continue to review this valuation allowance on an annual basis and make adjustments as appropriate.

BRUCE D. SOULE, CPA, PA

7075 Grenville Road
Tallahassee, FL 32309

(850) 894-3135 Office
(850) 894-3155 Fax

AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17 a-5

Stockholders
K.W. Brown & Company
D/B/A K. W. Brown Investments
Delray Beach, Florida

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages thirteen through sixteen is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly the information therein in conformity with the rules of the Securities & Exchange Commission.

BRUCE D. SOULE, CPA, PA

Bruce D. Soule, CPA, PA

Certified Public Accountant

May 22, 2007

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

MARCH 31, 2007 AND 2006

COMPUTATION OF NET CAPITAL

	2007	2006
Total stockholders' equity	$ 238 467	$ 443 254
Deductions and/or charges:		
Nonallowable assets:		
15% haircut on inventory	15 900	10 978
2% haircut on money market	10 104	12 439
Furniture, equipment and leasehold improvements - net book value	52 325	60 282
Commissions and tax receivable over 30 days	-0-	5 307
Worthless securities and undue concentration	13 768	1 475
Total deductions	92 097	90 481
NET CAPITAL	$ 146 370	$ 352 773

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND EXCESS NET CAPITAL

	2007	2006
BASIC NET CAPITAL REQUIREMENT (greater of a or b)	$ 100 000	$ 100 000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$ 34 765	$ 41 002
b. Minimum dollar of net capital required	$ 100 000	$ 100 000
EXCESS NET CAPITAL	$ 46 370	$ 252 773

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

	2007	2006
Total aggregate indebtedness	$ 521 458	$ 615 005
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.56:1	1.74:1

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

MARCH 31, 2007 AND 2006

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

	2007	2006
Net capital per FOCUS II A	$153 022	$330 533
Decrease (Increase) in aggregate indebtedness including commissions and payroll taxes payable discovered during the annual audit	(3 692)	(5 044)
(Increase) decrease in aggregate indebtedness due to a change in accounts payable.	(7 939)	(10 693)
Decrease (Increase) in aggregate indebtedness due to an (increase) decrease in federal and state income taxes payable and deferred income taxes resulting from adjustments made during the annual audit	-0-	40 353
Decease in accounts receivable discovered during the audit	-0-	(7 010)
(Increase) decrease in haircuts discovered during the audit	4 979	(79)
Increase due to trade date adjustment	-0-	4 713
Net capital per audit report	$ 146 370	$ 352 773

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

REQUIRED SUPPORTING STATEMENTS

MARCH 31, 2007 AND 2006

STATEMENT RE: DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15 (c) 3-3

As of March 31, 2007 and 2006, the Company was exempt from reporting information re: determination of reserve requirement under Rule 15 (c) 3-3 because no customer funds or securities were held.

STATEMENT RE: POSSESSION OR CONTROL OF SECURITIES REQUIREMENTS UNDER RULE 15 (c) 3-3 (k) (2) (ii)

As of March 31, 2007 and 2006, the Company was exempt from reporting information re: possession or control of securities pursuant to Rule 15 (c) 3-3, under paragraph (k) (2) (ii), because no securities of customers were held.

STATEMENT RE: CUSTOMERS' FUNDS

As of March 31, 2007 and 2006, the Company was exempt from reporting information re: funds contained in customers' regulated commodity futures accounts and total funds segregated by dealer to meet requirements because no funds of customers were held.

STATEMENT RE: NO MATERIAL INADEQUACIES

As of March 31, 2007 and 2006, no material inadequacies were found to exist.

BRUCE D. SOULE, CPA, PA

7075 Grenville Road
Tallahassee, FL 32309

(850) 894-3135 Office
(850) 894-3155 Fax

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Stockholders
K.W. Brown & Company
D/B/A K. W. Brown Investments
Delray Beach, Florida

I have examined the financial statements of **K.W. Brown & Company D/B/A K. W. Brown Investments** as of and for the year ended March 31, 2007 and have issued my report thereon, dated May 22, 2007. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

(CONTINUED)

procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, PA

Bruce D. Soule, CPA, PA

Certified Public Accountant

May 22, 2007

END